GeoVax Labs, Inc.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
(678) 384-7220
June 25, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	GeoVax Labs, Inc. Pre-Effective Amendment No. 3 Registration Statement on Form S-1 File No. 333-165828
Dear Mr. Riedler:
     Enclosed is Pre-Effective Amendment No. 3 to the above-captioned registration statement for GeoVax Labs, Inc. This amendment amends Part I to (i) update the terms of the offering and arrangements with the placement agent, (ii) reflect the departure of a director and related changes in the composition of the committees of the Board of Directors, (iii) update certain dated information. This amendment also includes several updated exhibits.
     Please provide our counsel, T. Clark Fitzgerald III, with a copy of any future correspondence. He can be reached by telephone at (404) 879-2455 or email at cfitzgerald@wcsr.com. His facsimile number is (404) 870-4869.
     Please do not hesitate to contact the undersigned at (678) 384-7224 or mreynolds@geovax.com with any questions or comments.

Very truly yours, GEOVAX LABS, INC.
/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer

cc:	Nandini Acharya, Esq. Robert T. McNally, Ph.D. Clinton D. Richardson, Esq. T. Clark Fitzgerald III, Esq. Susan P. Krause, Esq.